FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Takeda Initiates Development of a Plasma-Derived Therapy for COVID-19

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 4, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Takeda Initiates Development of a Plasma-Derived Therapy for COVID-19

–	Anti-SARS-CoV-2 polyclonal hyperimmune globulin (H-IG) being developed to treat infected, high-risk individuals with COVID-19

–	Exploring the potential to repurpose marketed products and molecules to potentially treat COVID-19

Cambridge, Mass. and Osaka, Japan, March 4, 2020 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today will share with members of the United States Congress that it is initiating the development of an anti-SARS-CoV-2 polyclonal hyperimmune globulin (H-IG) to treat high-risk individuals with COVID-19, while also studying whether Takeda’s currently marketed and pipeline products may be effective treatments for infected patients. SARS-CoV-2 is the virus that causes COVID-19.

Hyperimmune globulins are plasma derived-therapies that have previously been shown to be effective in the treatment of severe acute viral respiratory infections and may be a treatment option for COVID-19. As a leader in plasma-derived therapies with more than 75 years of experience in the development of plasma-derived products, Takeda has the expertise to research, develop, and manufacture a potential anti-SARS-CoV-2 polyclonal H-IG, which Takeda is referring to as TAK-888.

“As a company dedicated to the health and well-being of people around the world, we will do all that we can to address the novel coronavirus threat,” said Dr. Rajeev Venkayya, President of Takeda’s Vaccine Business Unit and co-lead of the company’s COVID-19 response team. “We have identified relevant assets and capabilities across the company and are hopeful that we can expand the treatment options for patients with COVID-19 and the providers caring for them.”

Takeda is currently in discussions with multiple national health and regulatory agencies and health care partners in the US, Asia, and Europe to expeditiously move the research into TAK-888 forward. This requires access to source plasma from people who have successfully recovered from COVID-19 or who have been vaccinated, once a vaccine is developed. These convalescent donors have developed antibodies to the virus that could potentially mitigate severity of illness in COVID-19 patients and possibly prevent it.

H-IG works by concentrating the pathogen-specific antibodies from plasma collected from recovered patients or vaccinated donors in the future. By transferring the antibodies to a new patient, it may help that person’s immune system respond to the infection and increase their chance of recovery. Because the plasma needed for TAK-888 is unlikely to come from current plasma donors, Takeda will initially produce the therapy in a segregated area within its manufacturing facility in Georgia, and development and production of it should not negatively impact Takeda’s ability to produce its other plasma-derived therapies.

“Plasma-derived therapies are critical, life-saving medicines that thousands of people with rare and complex diseases rely on every day around the world,” said Dr. Chris Morabito, Takeda’s Head of Research and Development, Plasma-Derived Therapies Business Unit. “Our heritage, combined with our scale, expertise and capabilities, uniquely position Takeda to realize the potential of plasma-derived therapies, such as TAK-888.”
In addition, Takeda is exploring whether select marketed therapies and molecules in its drug library could be viable candidates for the effective treatment of COVID-19. These efforts are at an early stage but being given a high priority within the company.

An internal working group of in-house experts in public health, vaccines, plasma-derived therapies, and R&D will continue to seek opportunities to leverage our expertise and extensive network of global partners to address COVID-19. COVID-19 is the disease caused by severe acute respiratory syndrome coronavirus (SARS-CoV-2), which can cause pneumonia and has resulted in more than 3,000 deaths globally since its recent discovery. To date, there are no approved vaccines or therapies to prevent or treat COVID-19.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

About Plasma-Derived Therapies
Plasma-derived therapies are essential for treating patients with a variety of rare, life-threatening, complex and genetic diseases for which there are few or no other treatment options. Plasma is the clear, straw-colored liquid portion of blood that remains after red blood cells, white blood cells, and platelets are removed. Plasma has multiple components with different clinical uses. Plasma products have existed for ~ 80 years, and industry-wide research is underway to assess the larger potential therapeutic value of plasma in new diseases.

Media Contacts: Japanese Media	Media outside Japan
Kazumi Kobayashi	Katie Joyce	Deborah Hibbett
Kazumi.Kobayashi@Takeda.com	Katie.Joyce@Takeda.com	Deborah.Hibbett@Takeda.com
+81 (0) 3-3278-2095	+1 (617) 678-9370	+ 41 79 961 8464

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this press release should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.
###